October 27, 2011

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Amended Filing under Rule 17g-1

Ladies and Gentlemen:

On behalf of the registered management investment companies listed in Schedule A hereto (the “Funds”), please be advised, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, enclosed as Exhibit 1 is a copy of the amended agreement entered into by the Funds and certain affiliates in accordance with Rule 17g-1(f).

Please direct any comments you may have to my colleague James Clark, Associate General Counsel, at (617) 760-8939.

Very truly yours,
/s/ Beth S. Mazor

Beth S. Mazor

AGREEMENT

WHEREAS the undersigned parties have determined that it is in their best interests to enter into a joint fidelity bond, which bond is intended to meet the applicable standards of Rule 17g-1 under the Investment Company Act of 1940 (the “Act”); and

WHEREAS Rule 17g-1 under the Act requires that each registered management investment company entering into a joint fidelity bond shall agree with the other named insureds as to the allocation of the recovery received under the joint bond as a result of a loss sustained by the registered management investment company and one or more of the other named insureds.

NOW, THEREFORE, in consideration of the foregoing and of other good and valuable consideration, the undersigned parties hereby agree as follows:

1. In the event recovery is received under the policy as a result of a loss sustained by one of the registered management investment companies listed on Exhibit A, as revised from time to time, and one or more other named insureds, the registered management investment company shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required under Rule 17g-1 under the Act.

2. The list of registered management investment companies in Exhibit A may be revised by adding, removing or renaming funds to reflect the creation, termination or renaming, respectively, of the registered management investment companies, or any series thereof, of the Putnam Funds, effective upon the execution of such revised Exhibit A by any officer of the Putnam Funds. Re-execution of this Agreement by other parties to this Agreement shall not be required for such a revision to Exhibit A to become effective.

3. This Agreement shall be governed by and construed in accordance with the laws of The Commonwealth of Massachusetts.

4. A copy of the Declaration of Trust of each of the registered management investment companies listed on Exhibit A, as revised from time to time, is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each such registered management investment company as Trustees and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the registered management investment company.

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IN WITNESS WHEREOF, each of the undersigned registered management investment companies and other named insureds has caused this Agreement to be executed by a duly authorized officer as of November 1, 2009.

THE PUTNAM FUNDS LISTED ON EXHIBIT A (as the same may be revised from time to time)

PUTNAM INVESTMENT MANAGEMENT, LLC

PUTNAM FIDUCIARY TRUST COMPANY

PUTNAM INVESTMENTS, LLC

PUTNAM INVESTOR SERVICES, INC.

PUTNAM RETAIL MANAGEMENT LIMITED PARTNERSHIP

Exhibit A

PUTNAM FUNDS

Putnam American Government Income Fund
Putnam Arizona Tax Exempt Income Fund
Putnam California Tax Exempt Income Fund
Putnam Convertible Securities Fund
Putnam Diversified Income Trust
Putnam Dynamic Asset Allocation Funds
            -Balanced Fund
            -Conservative Fund
            -Growth Fund
Putnam Equity Income Fund
Putnam Europe Equity Fund
Putnam Funds Trust
            -Putnam Absolute Return 100 Fund
            -Putnam Absolute Return 300 Fund
            -Putnam Absolute Return 500 Fund
            -Putnam Absolute Return 700 Fund
            -Putnam Asia Pacific Equity Fund
            -Putnam Capital Spectrum Fund
            -Putnam Dynamic Asset Allocation Equity Fund
            -Putnam Dynamic Risk Allocation Fund
            -Putnam Emerging Markets Equity Fund
            -Putnam Equity Spectrum Fund
            -Putnam Floating Rate Income Fund
            -Putnam Global Consumer Fund
            -Putnam Global Energy Fund
            -Putnam Global Financials Fund
            -Putnam Global Industrials Fund
            -Putnam Global Sector Fund
            -Putnam Global Technology Fund
            -Putnam Global Telecommunications Fund
            -Putnam International Value Fund
            -Putnam Money Market Liquidity Fund
            -Putnam Multi-Cap Core Fund
            -Putnam Retirement Income Fund Lifestyle 2
            -Putnam Retirement Income Fund Lifestyle 3
            -Putnam Short Duration Income Fund
            -Putnam Small Cap Growth Fund
The George Putnam Fund of Boston d/b/a George Putnam Balanced Fund
Putnam Global Equity Fund
Putnam Global Health Care Fund
Putnam Global Income Trust
Putnam Global Natural Resources Fund
Putnam Global Utilities Fund
The Putnam Fund for Growth and Income

Exhibit A

Putnam High Yield Advantage Fund
Putnam High Yield Trust
Putnam Income Fund
Putnam International Equity Fund
Putnam Investment Funds
            -Putnam Capital Opportunities Fund
            -Putnam Growth Opportunities Fund
            -Putnam International Capital Opportunities Fund
            -Putnam International Growth Fund
            -Putnam Multi-Cap Value Fund
            -Putnam Research Fund
            -Putnam Small Cap Value Fund
Putnam Investors Fund
Putnam Massachusetts Tax Exempt Income Fund
Putnam Michigan Tax Exempt Income Fund
Putnam Minnesota Tax Exempt Income Fund
Putnam Money Market Fund
Putnam Multi-Cap Growth Fund
Putnam New Jersey Tax Exempt Income Fund
Putnam New York Tax Exempt Income Fund
Putnam Ohio Tax Exempt Income Fund
Putnam Pennsylvania Tax Exempt Income Fund
Putnam RetirementReady® Funds
            -Putnam Retirement Income Fund Lifestyle 1
            -Putnam RetirementReady 2055 Fund
            -Putnam RetirementReady 2050 Fund
            -Putnam RetirementReady 2045 Fund
            -Putnam RetirementReady 2040 Fund
            -Putnam RetirementReady 2035 Fund
            -Putnam RetirementReady 2030 Fund
            -Putnam RetirementReady 2025 Fund
            -Putnam RetirementReady 2020 Fund
            -Putnam RetirementReady 2015 Fund
Putnam Tax Exempt Income Fund
Putnam Tax Exempt Money Market Fund
Putnam Tax-Free Income Trust
            -Putnam AMT-Free Municipal Fund
            -Putnam Tax-Free High Yield Fund
Putnam U.S. Government Income Trust

Exhibit A

Putnam Variable Trust
            -Putnam VT Absolute Return 500 Fund
            -Putnam VT American Government Income Fund
            -Putnam VT Capital Opportunities Fund
            -Putnam VT Diversified Income Fund
            -Putnam VT Equity Income Fund
            -Putnam VT George Putnam Balanced Fund
            -Putnam VT Global Asset Allocation Fund
            -Putnam VT Global Equity Fund
            -Putnam VT Global Health Care Fund
            -Putnam VT Global Utilities Fund
            -Putnam VT Growth and Income Fund
            -Putnam VT Growth Opportunities Fund
            -Putnam VT High Yield Fund
            -Putnam VT Income Fund
            -Putnam VT International Equity Fund
            -Putnam VT International Growth Fund
            -Putnam VT International Value Fund
            -Putnam VT Investors Fund
            -Putnam VT Money Market Fund
            -Putnam VT Multi-Cap Growth Fund
            -Putnam VT Multi-Cap Value Fund
            -Putnam VT Research Fund
            -Putnam VT Small Cap Value Fund
            -Putnam VT Voyager Fund
Putnam Voyager Fund

Title:	Executive Vice President, Treasurer,
Principal Executive Officer and Compliance Liaison